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                             February 8, 2022

       Paul Packer
       Chief Executive Officer
       Globis NV Merger Corp.
       7100 W. Camino Real, Suite 302-48
       Boca Raton, Florida 33433

                                                        Re: Globis NV Merger
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 12,
2022
                                                            File No. 333-262126

       Dear Mr. Packer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed January 12, 2022

       Redemption Rights, page 21

   1. We note that certain stockholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
       Selected Historical Combined Financial and Other Data of FAHL Adjusted EBITDA Calculation, page 32

   2.                                                   In light of the
materiality of the adjustment labeled    Others    to derive Adjusted EBITDA,
                                                        please expand your
disclosure to provide a breakdown of the components of this
                                                        adjustment and to
address why each component is deemed appropriate when considering
                                                        Question 100.01 and
100.02 of the SEC Staff's Compliance and Disclosure Interpretations
                                                        on non-GAAP Financial
Measures. For example, per the second paragraph on page 31
 Paul Packer
FirstName
Globis NV LastNamePaul
           Merger Corp. Packer
Comapany8,NameGlobis
February    2022      NV Merger Corp.
February
Page 2 8, 2022 Page 2
FirstName LastName
         you define Adjusted EBITDA as EBITDA adjusted for (i) non-recurring income
         (expenses), including tax penalties, bad debt resulting from customers who ceased operations during the COVID-19 pandemic, and a decrease of governmental subsidies during 2021, and (ii) foreign currency exchange gains or losses. It is generally not appropriate to adjust for hypothetical, non-incremental items that may be attributed to the pandemic such as bad debts from customers who ceased operations during the pandemic or decreased government subsidies during 2021.
Questions and Answers
What Proposals must be passed in order for the Business Combination , page 44

3. You disclose here that Globis must complete the business combination by May 18, 2022.
         Your disclosure throughout the filing indicates a March 15, 2022 date (or June 15, 2022 if such date is extended) . Please make your disclosures consistent. Risk Factors, page 48

4. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
We may become a "controlled company", page 55

5. You disclose here and on pages 29 and 185 that you may become a "controlled company"
         upon the completion of the business combination. Please provide analysis to us explaining
         how the combined entity may be deemed a    controlled company    as
defined by Nasdaq.
         Please identify the controlling stockholder and the stockholder's total voting power.
Interests of Globis' Directors and Officers..., page 84

6. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
          Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material. In that regard, we
         note your disclosure on page 84 and elsewhere.
7. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.
8. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.
Background of the Business Combination, page 86
 Paul Packer
FirstName
Globis NV LastNamePaul
           Merger Corp. Packer
Comapany8,NameGlobis
February    2022      NV Merger Corp.
February
Page 3 8, 2022 Page 3
FirstName LastName

9. Please also describe any negotiation and marketing processes regarding the PIPE financing, including who selected the potential investors, what relationships they have to the other parties (i.e., Globis, your sponsor, FAHL, and its affiliates), and how the terms of the PIPE transactions were determined. Disclose if your sponsor, directors, officers, or their affiliates will participate in the private placement.
Globis Board's Reasons for the Approval..., page 89

10.      We note you provide FAHL   s estimated revenue CAGR is 30.9% from
2020-2024 and
         estimated adjusted EBITDA CAGR is 41.0% from 2020-2024. Describe fully the material assumptions underlying your financial projections and the limitations of the projections.
Unaudited Pro Forma Condensed Combined Financial Information, page 124

11. Please revise your disclosures related to the Earnout Shares to explain your proposed accounting for the shares and revise the pro forma financial statements accordingly. If you determine that the Earnout Shares will be required to be accounted for as liabilities, disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements.
12. Please revise the disclosures to quantify any outstanding warrants and Earnout Shares that have been excluded from the calculations of pro forma diluted loss per share amounts because they are anti-dilutive.
Conflicts of Interest, page 144

13. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
14. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Beneficial Ownership of Securities, page 159

15. Please disclose whether the sponsor will receive additional securities pursuant to an anti-
         dilution adjustment based on your additional financing activities; if so, quantify the number and value of securities and disclose the ownership percentages before and after the additional financing to highlight dilution to public stockholders.
16. Please revise your disclosure to identify here the natural person or persons who have
 Paul Packer
FirstName
Globis NV LastNamePaul
           Merger Corp. Packer
Comapany8,NameGlobis
February    2022      NV Merger Corp.
February
Page 4 8, 2022 Page 4
FirstName LastName
         voting and investment control of the shares held by Lighthouse Capital Limited.
Information about FAHL, page 160

17. We note the risks related to data security and intellectual property discussed on page 54.
         Please disclose the nature of your material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by FAHL.
Management's Discussion and Analysis of Financial Condition of FAHL
Results of Operations, page 171

18. We note your MD&A disclosures on a consolidated basis. Tell us your consideration for providing a discussion by segment and by brand or product lines. Please refer to Item
         303(b) of Regulation S-K.
19. We note your disclosures on page 171 that your key performance metrics include crushing cost and average selling price of finished products. If these metrics are used by management to mange the business, and promote an understanding of the operating performance, they should be further discussed to the extent material. Consolidated Financial Statements of Forafric Agro Holdings Limited, page F-33

20. Please revise to include two years of balance sheets and three years of Statements of
         Operations and Comprehensive Income (Loss), Stockholder Equity (Deficit), and Cash
         Flows. As an Emerging Growth Company that is merging with a SPAC that has already filed its first Form 10-K following its initial public offering, you are required to include financial statements pursuant to Rules 3-01, 3-02, and 3-04 of Regulation S-X.
Consolidated Financial Statements of Forafric Agro Holdings Limited
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-40

21. We note your policy of recognizing revenue at a single point in time when you satisfy your performance obligations by transferring control to a customer including when delivery is arranged for revenue related to the sale of goods and equipment. Please revise to specify when you have met your performance obligations with regards to the arrangement of delivery, including whether this is upon shipment or delivery. Refer to
         ASC 606-10-50-12.
22. We also note that you receive government subsidies for the production and sale of flour.
         Tell us and disclose, to the extent material, the amount of subsidies received in each respective period and disclose the related accounting policy. Also, tell us the accounting literature that supports the basis for your policy.
16. Commitments and Contingencies, page F-50

23. We note that you have entered into an exclusive five-year supply agreement with Millcorp
 Paul Packer
FirstName
Globis NV LastNamePaul
           Merger Corp. Packer
Comapany8,NameGlobis
February    2022      NV Merger Corp.
February
Page 5 8, 2022 Page 5
FirstName LastName
         Geneve SA which supplies 100% of your imported grain needs and disruption of such could adversely affect your operating results. Please revise your footnote to provide quantitative and qualitative disclosures regarding this agreement and your remaining commitment. Refer to ASC 440-10-50.
17. Segment Information, page F-50

24. We note that you sell products to forty-five countries. Please revise to separately disclose revenue from any individual foreign country that is material. Refer to ASC 280-10-50.41.
         Further, provide any clarification if revenues are attributed to countries based on location of customer or some other basis.
General

25. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all stockholders, including beneficial owners, regarding when the warrants become eligible for redemption.
26.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
27. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
28. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
29. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
30. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
31. We note that Chardan Capital Markets, LLC and B. Riley FBR, Inc. performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to
 Paul Packer
Globis NV Merger Corp.
February 8, 2022
Page 6
      Chardan Capital Markets and B. Riley FBR that are contingent on completion of the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Sherry Haywood at 202-551-3345 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul Packer
                                                           Division of
Corporation Finance
Comapany NameGlobis NV Merger Corp.
                                                           Office of
Manufacturing
February 8, 2022 Page 6
cc:       Mark Selinger
FirstName LastName